POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Financial Statements
For the Three and Nine Months Ended
September 30, 2006

NOTICE OF READER OF NO AUDITOR REVIEW OF

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, "Continuous Disclosure Obligations", Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying interim consolidated financial statements of Poly-Pacific International Inc. consisting of the interim consolidated balance sheet as at September 30, 2006 and the interim consolidated statements of operations and changes in shareholders’ equity for the period ended September 30, 2006 are the responsibility of the Company’s management.

The interim consolidated financial statements have been prepared by management and the Company's independent auditors, Collins Barrow Edmonton LLP, have not performed a review of these interim consolidated financial statements.

“Signed” “Randy Hayward” Randy Hayward President, and Acting Chief Executive Officer Acting Chief Financial Officer
November 28, 2006

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Balance Sheet
September 30, 2006
	September 30,			December 31,
		2006		2005
		(Unaudited)		(Audited)

ASSETS
Current Assets
Cash		$41,505		$61,346
Accounts receivable		150,863		214,130
Share subscription receivable		20,000		---
Prepaid expenses		41,681		52,734
Inventories		579,395		696,002

		833,444		1,024,212

Property, plant and equipment (Note 3)		1,047,225		1,087,291

		$1,880,669		$2,111,503

LIABILITIES
Current Liabilities
Bank indebtedness	$	---	$	---
Accounts payable and accrued liabilities		645,429		583,325
Unearned revenue		14,273		---
Bank loan		557,650		518,870
Debentures		85,000		85,000
Current portion of long-term debt		156,000		202,460

		1,458,352		1,389,655

Long-term debt		---		---
Due to affiliated company (Note 4)		95,000		---

		95,000		---

		1,553,352		1,389,655

SHAREHOLDERS' EQUITY
Additional paid in capital		731,170		731,170
Accumulated comprehensive income		53,195		53,195
Share capital (Note 5)		2,456,709		1,998,538
Authorized:
Unlimited common and preferred shares
Common shares issued and outstanding:
September 30, 2006 – 24,787,380
December 31, 2005 – 18,885,456
Deficit		(2,913,757)		(2,061,055)

		327,317		721,848

		$1,880,669		$2,111,503

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board
“Mike Duff”	“Edward J. Chambers”

Director	Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Operations
For the Nine Months Ended September 30, 2006

	January 1 to		January 1 to	July 1 to	July 1 to
		September	September	September	September
		30, 2006	30, 2005	30, 2006	30, 2005
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue
Sales		$1,201.976	$2,560,825	$297,831	$585,291
Direct costs		771,096	1,415,280	377,292	284,189

Gross profit (loss)		430,880	1,145,545	(79,461)	301,102

Expenses
General and administrative		743,878	646,804	263,441	183,011
Occupancy costs		242,525	345,443	77,696	137,207
Professional fees		190,993	214,144	86,715	46,654
Amortization of property, plant
and equipment		119,241	156,888	38,827	51,284
Management fees		48,300	65,705	2,400	23,423
Foreign currency exchange
loss (gain)		(142,703)	32,083	(58,126)	15,681
Loss on disposal of property		---	23,523	---	---
Regulatory costs		22,598	9,576	(9,293)	1,335

		1,224,832	1,494,166	401,660	458,595

Operating income (loss)		(793,952)	(348,621)	(481,121)	(157,493)

Interest income		(36)	(36)	12	---
Interest expense		58,786	55,173	26,661	13,935

Income (loss) before income taxes		(852,702)	(403,758)	(507,794)	(171,428)

Income taxes (recovery) - current		---	---	---	---
-	deferred	---	---	---	---

		---	---	---	---

Net loss		$(852,702)	$(403,758)	$(507,794)	$(171,428)

Basic net loss per
common share (Note 6)		$(0.04)	$(0.04)	$(0.03)	$(0.02)

Diluted net loss per
common share(Note 6)		$(0.04)	$(0.04)	$(0.02)	$(0.02)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC. (Expressed in Canadian Dollars) (Unaudited)

Interim Consolidated Statement of Shareholders' Equity For the Nine Months Ended September 30, 2006

		Common Shares
			Additional			Total
	Number of		Paid	Comp.	Accumulated	S/H
	Shares	Amount	in Capital	Income	Deficit	Equity

Balance at
December 31, 2005	18,885,456	$1,998,538	$731,170	$53,195	$(2,061,055)	$721,848

Loss for the period	---	---	---	---	(75,230)	(75,230)

Stock-based
compensation	---	---	---	---	---	---

Balance at
March 31, 2006	18,885,456	1,998,538	731,170	53,195	(2,136,285)	646,618

Loss for the period	---	---	---	---	(269,678)	(269,678)

Common shares
issued	5,901,924	458,171	---	---	---	458,171

Stock-based
compensation	--	---	---	---	---	---

Balance at
June 30, 2006	24,787,380	$2,456,709	$731,170	$53,195	$(2,405,963)	$835,111

Loss for the period	---	---	---	---	(507,794)	(507,794)

Stock-based
compensation	---	---	---	---	---	---

Balance at
September 30, 2006	24,787,380	$2,456,709	$731,170	$53,195	$(2,913,757)	$327,317

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC. (Expressed in Canadian Dollars) (Unaudited) Interim Consolidated Statement of Cash Flows For the Nine Months Ended September 30, 2006

	January 1 to	January 1 to	July 1 to	July 1 to
	September	September	September	September
	30, 2006	30, 2005	30, 2006	30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash Provided by (Used in):

Operating Activities
Net loss	$(852,702)	$(403,758)	$(507,794)	$(171,428)
Items not requiring cash:
Amortization of property,
plant and equipment	119,241	156,888	38,827	51,284
Loss on disposal of property	---	23,523	---	---
Stock-based compensation	---	25,272	---	8,424
Net change in non-cash working
capital (Note 7)	247,304	332,236	461,397	232,214

	(486,157)	134,161	(7,570)	120,494

Financing Activities
Bank indebtedness	---	84,157	(38,689)	(20,951)
Repayment of long-term debt	(46,460)	(210,473)	(7,336)	(27,554)
Advancement (repayment) of bank loans	38,780	---	(450)	---
Advances from affiliated company	95,000	---	95,000	---
Repayment of debenture	---	(426,000)	---	---
Issuance of common shares	458,171	---	---	---

	545,491	(552,316)	48,525	(48,505)

Investing Activities
Proceeds from disposal of property	---	405,000	---	---
Purchase of property and equipment	(79,175)	(2,704)	550	(270)

	(79,175)	402,296	550	(270)

Increase (decrease) in cash	(19,841)	(15,859)	41,505	71,719

Cash, beginning of period	61,346	133,285	---	45,707

Cash, end of period	$41,505	$117,426	$41,505	$117,426

Supplemental cash flow information (Note 7)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC. (Expressed in Canadian Dollars) (Unaudited)

Notes to the Interim Consolidated Financial Statements September 30, 2006

1.	Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic material.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principals for interim consolidated financial statements and do not include all of the disclosures found in the Company's annual financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2005. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company's year end audited consolidated financial statements of December 31, 2005. These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles except as disclosed in Note 10.

These consolidated financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. The Company's continuation as a "going concern" is uncertain and is dependent upon its ability to achieve profitable operations, to receive continued financial support from its shareholders and to obtain additional financing or equity. The outcome of this matter cannot be determined at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Property, Plant and Equipment

		September 30,		December
		2006		31, 2005

		Accumulated
	Cost	Amortization	Net	Net

Automotive	29,509	16,852	12,657	13,463
Computer equipment	85,254	64,223	21,031	23,280
Leasehold improvements	17,086	4,203	12,883	13,098
Office equipment	109,540	60,946	48,594	52,152
Plant equipment	1,877,289	925,229	952,060	985,298

	$2,118,678	$ 1,071,453	$1,047,225	$1,087,291

POLY-PACIFIC INTERNATIONAL INC. (Expressed in Canadian Dollars) (Unaudited)

Notes to the Interim Consolidated Financial Statements September 30, 2006

4.	Due to affiliated company

During the quarter, the Company borrowed $95,000 from an affiliated company controlled by the President and other shareholders. The loan is non-interest bearing and has no fixed terms of repayment and the management believes that the loan will not be recalled within next fiscal period; as such, the loan has been classified long-term debt.

5.	Share Capital

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares.

Stock-Based Compensation Plan

During 2005, the Company issued stock options to acquire common stock through its stock option plan. The options granted to directors and employees totalled 1,872,000 of which 1,872,000 have fully vested. The stock options can be exercised at $0.10 per common share and expire on April 15, 2009. Terms and conditions of options granted are set out in the Company’s stock option plan.

The following table summarizes information about stock options outstanding on September 30, 2006:

	Options Outstanding		Options Exercisable

Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price

1,086,600	$0.10	2.3	1,086,600	$0.10

During the nine months ended September 30, 2006, the Company recognized $nil (2005 - $16,848) in stock-based compensation expense.

The fair value for stock options expensed in the nine months ended September 30, 2006 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

Interest rate	2.5%
Expected volatility	87.0%
Expected life options (in years)	5.0

6.	Net Loss per Common Share

The basic net loss per common share is based on the weighted average number of common shares outstanding of 20,208,003 (September 30, 2005 - 9,361,624). The fully diluted net loss per common share is calculated by assuming all the convertible debentures and stock options are converted at the beginning of the period and by using the weighted average number of common shares of 21,294,603 (September 30, 2005 - 9,361,624).

POLY-PACIFIC INTERNATIONAL INC. (Expressed in Canadian Dollars) (Unaudited)

Notes to the Interim Consolidated Financial Statements September 30, 2006

7.	Supplemental Cash Flow Information a) Interest:

		January 1 to	January 1 to	July 1 to	July 1 to
		September	September	September	September
		30, 2006	30, 2005	30, 2006	30, 2005

	Interest paid	$58,786	$55,173	$26,661	$13,935

	b) Changes in non-cash working capital

		January 1 to	January 1 to	July 1 to	July 1 to
		September	September	September	September
		30, 2006	30, 2005	30, 2006	30, 2005

	Accounts receivable	$63,267	$273,732	$105,392	$195,304
	Share subscription receivable	(20,000)	---	---	---
	Inventories	116,607	74,658	180,586	(51,085)
	Income taxes	---	---	---	---
	Prepaid expenses	11,053	12,767	(13,675)	17,363
	Unearned revenue	14,273	---	---	---
	Accounts payable and
	accrued liabilities	62,104	(28,921)	189,094	70,632

		$247,304	$332,236	$461,397	$232,214

8.	Segmented Information

Poly-Pacific International Inc. has two reportable segments, plastic blasting media and plastic lumber. These segments are business units that offer different products and operate in different geographic areas. The plastic blasting media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A. The plastic lumber segment operates in Ontario, Canada and obtains recycled plastic material and uses this material to produce plastic lumber for agricultural use.

			Agricultural
	Plastic Media		Plastic Lumber		Total

	January 1 to	January 1 to	January 1 to	January 1 to	January 1 to	January 1 to
	September	September	September	September	September	September
	30, 2006	30, 2005	30, 2006	30, 2005	30, 2006	30, 2005

Assets	$ 1,774,425	$ 2,550,859	$ 106,244	$ 118,395	$ 1,880,669	$ 2,669,254

Sales	1,193,998	2,071,583	7,978	489,242	1,201,976	2,560,825

Amortization of
Property, plant
and equipment	108,219	144,980	11,022	11,908	119,241	156,888

Interest expense	58,786	51,459	---	3,714	58,786	55,173

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2006

8.	Segmented Information (Continued)

Agricultural
	Plastic Media		Plastic Lumber		Total

	January 1 to	January 1 to	January 1 to	January 1 to	January 1 to	January 1 to
	September	September	September	September	September	September
	30, 2006	30, 2005	30, 2006	30, 2005	30, 2006	30, 2005

Income tax expense
(recovery)	---	---	---	---	---	---

Segment profit
(loss)	(598,666)	(390,540)	(254,036)	(13,218)	(852,702)	(403,758)

Capital expenditures	16,193	2,704	62,982	---	79,175	2,704

9.	Financial Instruments

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the Company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The Company has its customers insured and as a result this reduces the specific customer risks.

POLY-PACIFIC INTERNATIONAL INC. (Expressed in Canadian Dollars) (Unaudited)

Notes to the Interim Consolidated Financial Statements September 30, 2006

9.	Financial Instruments (Continued)

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, debentures, bank loan and long-term debt. As at September 30, 2006, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable, accounts payable, long-term debt, bank loan and debenture balances to be received and paid in foreign currency are subject to foreign exchange risk.

10.	Differences Between United States and Canadian Generally Accepted Accounting Principles

The interim consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada. Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

		September		December 31,
		30, 2006		2005

Additional Paid In Capital
Balance under U.S. GAAP		$731,170		$731,170
Adjustment for stock compensation
for employees (b)		(58,396)		(58,396)

Balance under Canadian GAAP		$672,774		$672,774

Accumulated Comprehensive Income
Balance under U.S. GAAP		$53,195		$53,195
Translation adjustments (c)		(53,195)		(53,195)

Balance under Canadian GAAP	$	---	$	---

Retained earnings (deficit)
Balance under U.S. GAAP		$(2,913,757)		$(2,061,055)
Additions to deferred charges (a)		53,195		53,195
Translation adjustment (c)		---		---
Write-down of deferred charges (a)		---		---
Cumulative adjustment of prior
year's differences		58,397		58,397

Balance under Canadian GAAP		$(2,802,165)		$(1,949,463)

POLY-PACIFIC INTERNATIONAL INC. (Expressed in Canadian Dollars) (Unaudited)

Notes to the Interim Consolidated Financial Statements September 30, 2006

10.	Differences Between United States and Canadian Generally Accepted Accounting Principles

(Continued)

	January 1 to	January 1 to	July 1 to	July 1 to
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Effect on consolidated statement of operations
Net loss under U.S. GAAP	$(852,702)	$(403,758)	$(507,794)	$(171,428)

Amortization of deferred
charges (a)	---	---	---	---

Net income (loss) under
Canadian (GAAP)	$(852,702)	$(403,758)	$(507,794)	$(171,428)

Basic income (loss) per
share - Canadian
(GAAP)	$(0.04)	$(0.04)	$(0.03)	$(0.02)

Diluted income (loss) per
share - Canadian
(GAAP)	$(0.04)	$(0.04)	$(0.02)	$(0.02)

There are no differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

a)	Deferred Charges

Under Canadian GAAP, when a development cost meets Canadian GAAP criteria for deferral and amortization amounts incurred to project development are capitalized and amortized over the expected useful life. Deferred charges incurred in 2003 and 2002 met this criteria and were capitalized and amortized. In 2004, the Company reviewed the valuation of the deferred charges and concluded they no longer met the criteria for capitalization under Canadian GAAP and wrote off the deferred charges.

b)	Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002. Prior to this, no stock based compensation expense was required to be recorded.

c)	Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded in retained earnings rather than as comprehensive income.